EXHIBIT 3.2

AMENDMENT TO BYLAWS OF
MALVERN FEDERAL BANCORP, INC.
(ADOPTED NOVEMBER 16, 2010)

The first sentence of Article III, Section 2 of the Bylaws of Malvern Federal Bancorp, Inc. was amended to reduce the number of directors comprising the Board of Directors from nine to eight, and now reads in its entirety as follows:  “The board of directors shall consist of eight members, and shall be divided into three classes as nearly equal in number as possible.”